IAC/INTERACTIVECORP

555 West 18th Street

New York, New York 10011

June 13, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:   Linda Cvrkel

RE:      IAC/INTERACTIVECORP

Form 10-K for the year ended December 31, 2006

Filed March 1, 2007

File No. 000-20570

Dear Ms. Cvrkel:

Set forth below is the Staff’s comment conveyed in your comment letter dated June 8, 2007 pertaining to the filing listed above, along with the Company’s response:

Form 10-K for the year ended December 31, 2006

Notes to the Financial Statements

Note 2.  Summary of Significant Accounting Policies

Revenue Recognition, page 77

1.              We note from your response to our prior comment 1 that you recognize revenue for domestic electronic retailing transactions at the time of shipment because you believe that title and risk of loss pass to the buyer at this point.  Please revise your disclosure in the notes to the financial statements to clarify why you recognize revenue at the time of shipment for these transactions and why you believe this accounting policy is in accordance with SAB 104.

Response:

The Staff’s comment is noted, and in future filings the Company will revise our disclosure in the notes to the financial statements to clarify why we recognize revenue at the time of shipment for domestic electronic retailing transactions and why we believe this accounting policy is in accordance with SAB 104.

Please contact me at 212-314-7260 (fax: 212-632-9690) if you would like to discuss this response.

Sincerely,

/s/ Thomas J. McInerney
Thomas J. McInerney
Executive Vice President and
Chief Financial Officer
Copy to:	Claire Erlanger
SECURITIES AND EXCHANGE COMMISSION

Gregory R. Blatt
Executive Vice President,
General Counsel and Secretary